Westport Reports Third Quarter Fiscal 2015 Financial Results
WESTPORT CONSOLIDATED ADJUSTED EBITDA IMPROVED 56% OVER PRIOR YEAR; US ANTITRUST CLEARED FOR PROPOSED MERGER WITH FUEL SYSTEMS
Published: November 10, 2015
VANCOUVER, BC - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the third quarter and nine months ended September 30, 2015 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.
Westport reported stronger results at Cummins Westport Inc ("CWI") compared to last year, and reported significant progress with global original equipment manufacturers ("OEMs") for WestportTM HPDI 2.0 products. Westport announced the introduction of the 2016 Ford F-150 5.0L dedicated propane engine. The CWI ISL G Near Zero NOx natural gas engine was the first mid-range engine in North America to achieve U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“ARB”) Near Zero NOx certification. The ISL G Near Zero NOx engine exhaust emissions will be 90% lower than the current EPA NOx limit.
Management remains committed to its cost management program and minimizing operational expenditures, as demonstrated by a significant improvement in adjusted EBITDA for the third quarter compared to the same period last year. Westport is making progress towards its goal of consolidated positive adjusted EBITDA by mid-2016.
Within the third quarter, Westport announced the intention to merge with Fuel Systems Solutions, Inc., which presents a compelling opportunity to create scale, combined complementary technologies and development focus, and a global customer and product mix spanning over 70 countries. The merger would combine Westport's development expertise in medium- and heavy-duty and high horsepower applications with Fuel Systems' core focus and development efforts in automotive and industrial applications. Both companies bring long standing relationships with key global OEMs and proven track records of product innovation and development, which will strengthen as a result of the combination and benefit from capital-efficient and optimized research and development programs with a highly skilled employee base.
“We've made steady progress on HPDI 2.0 with global OEMs, validating the unique performance and emission characteristics of our technology, including the completion of key development and production milestones” said David Demers, Westport’s CEO. "Our financial results speak to our resolve in moving towards positive adjusted EBITDA."
"The proposed merger with Fuel Systems Solutions brings deep OEM relationships, broad global reach, and combined technological expertise and product development spanning from passenger cars to heavy-duty trucks to locomotives. The combined company will be positioned to capitalize on industry opportunities in foreign markets where the economics for natural gas versus petroleum-based fuels have held up despite the volatility in oil pricing."
Financial Outlook for 2015
Revenue for Westport Operations and Corporate & Technology Investments ("Westport Operations") was $22.3 million for the quarter ended September 30, 2015 in-line with 2015 expectations. Westport is reiterating its revenue outlook and expects consolidated revenue from these two segments to be between $110 million and $125 million for the year ended December 31, 2015.

Cash and Prioritization of Investments

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As of September 30, 2015, Westport's cash, cash equivalents, and short-term investments balance was $42.1 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the third quarter of 2015 was $14.3 million an improvement of 43.5% or $11.0 million, respectively, over the third quarter of 2014. Working capital changes generated $2.6 million in cash in the quarter and consumed $7.3 million in the nine months ended September 30, 2015.

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R&D expenditures for the quarter largely relate to program work associated with HPDI 2.0 development partners and suppliers. HPDI OEM development programs have begun shifting from the design and development phase into the testing and validation phase, with the delivery of production design intent components to OEM customers for vehicle integration expected in mid-2016. Investments in Westport HPDI development programs continue to be on track to deliver on our product revenue expectations.

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Westport reduced its combined operating expenses by $6.5 million to $26.7 million for the quarter ended September 30, 2015 and by $28.5 million to $78.8 million for the first nine months in 2015, compared to the same periods last year. The improvements are due to prioritization of investment programs, cost discipline and favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

•	Westport has an active term sheet relating to non-core asset sales and expects this transaction to complete by year-end. Additional strategic initiatives to monetize non-core assets are underway.

Q3 2015 Financial Highlights

	Three Months Ended September 30,		% CHANGE	Nine Months Ended September 30,		% CHANGE
($ in millions, except per share amounts)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Westport Operations revenues	$22.3	$25.3	(11.8)%	$78.2	$103.2	(24.2)%
Westport Operations gross margin	1.3	8.0	(83.6)%	16.5	33.8	(51.2)%
Westport Operations gross margin percentage	5.8%	31.5%	—	21.1%	32.8%	—
Operating expenses (Research and development, general and administrative and sales and marketing)	26.7	33.2	19.7%	78.8	107.3	26.6%
Income from unconsolidated joint ventures	3.6	2.1	71.1%	13.4	2.8	374.2%
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(9.7)	(22.0)	55.7%	(26.7)	(61.0)	56.2%
Cash and short-term investments balance	42.1	168.8	(75.1)%	42.1	168.8	(75.1)%
Net loss	(37.4)	(25.5)	(46.7)%	(75.1)	(84.7)	11.3%
Net loss per share	(0.58)	(0.40)	(45.0)%	(1.17)	(1.34)	12.9%

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Revenue for the quarter ended September 30, 2015 was $22.3 million compared with $25.3 million for the same period last year. The reduction in revenue year-over-year is due primarily to the unfavourable impact of foreign currency translation from Euro to the US dollar and weakness in Westport's North American product lines such as Westport Wing Power System and Westport iCE PACK, both affected by volatility in energy pricing. Revenue from European operations, including the Prins acquisition increased by €4.4 million, however currency translation from Euro to US dollars offset this growth.

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Gross margin for the 9 months ended September 30, 2015 was 21.1% including obsolescence charges of $7.8 million and would have been 31.1% without the charges. A decrease in revenue and change in product mix impacted gross margin amount in dollars in the quarter.

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Research and development expenses were $12.7 million for the quarter ended September 30, 2015, a decrease of $4.9 million from $17.6 million in the same period last year, primarily driven by a reduction in program expenses, decreased headcount, as well as favourable impacts of foreign currency translation to the US dollar equivalent.

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Selling, general and administrative expenses were $14.0 million for the quarter ended September 30, 2015, a decrease of $1.6 million from $15.6 million in the same period last year primarily driven by a decreased headcount, as well as favourable impacts of foreign currency translation from the Canadian dollar and Euro to the US dollar equivalent.

•	Consolidated adjusted EBITDA for the quarter ended September 30, 2015, improved 55.7% compared to the same period last year, due to overall reduction in costs and higher CWI net income to Westport.

Cummins Westport Inc. Highlights

	Three Months Ended September 30,		% CHANGE	Nine Months Ended September 30,		% CHANGE
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	2,343	2,171	7.9%	7,568	7,130	6.1%
Revenue	$82.4	$70.6	16.7%	$248.5	$230.2	7.9%
Gross margin	25.7	15.4	66.9%	76.9	33.4	130.2%
Gross margin percentage	31.1%	21.8%	—	30.9%	14.5%	—
Operating expenses	13.4	13.1	(2.3)%	38.6	33.3	(15.9)%
Segment operating income	12.2	2.3	430.4%	38.3	0.2	19,050.0%
Westport's 50% interest	3.5	0.9	286.4%	12.8	0.5	2,694.6%

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Revenue was $82.4 million on 2,343 units for the quarter ended September 30, 2015, an increase of 16.7% in revenue over the same period last year. Revenues increased on a year-over-year basis due to strong performance in North American core segments of transit and refuse.

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Gross margin increased $10.3 million to $25.7 million, or 31.1% of revenue, compared to the same period last year. Gross margin for the 9 months ended September 30, 2105 increased $43.6 million to $76.9 million, or 30.9% of revenue, compared to the same period. The increase in CWI gross margin percentage during the quarter was due to favorable decreases in net warranty adjustments and net extended coverage claims on the ISL G engine compared to the same period last year. Reliability of the ISL G engine has continued to improve as a result of both hardware and calibration changes.

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CWI operating income to Westport for the quarter ended September 30, 2015 was $3.5 million compared with $0.9 million for the same period last year. The 286.4% increase was primarily due to the improvement in warranty expenses and the strength in sales of transit and refuse segments.

Weichai Westport Inc. Highlights

	Three Months Ended September 30,		% CHANGE	Nine Months Ended September 30,		% CHANGE
($ in millions)	2015	2014	Better / (Worse)	2015	2014	Better / (Worse)
Units	2,992	14,587	(79.5)%	10,894	35,785	(69.6)%
Revenue	$33.6	$179.3	(81.3)%	$131.4	$425.7	(69.1)%
Gross margin	3.6	8.9	(59.6)%	15.1	24.0	(37.1)%
Gross margin percentage	10.8%	4.9%	—	11.5%	5.6%	—
Operating expenses	3.2	4.8	33.3%	13.1	15.9	17.6%
Segment operating income	0.5	4.1	(87.8)%	2.0	8.1	(75.3)%
Westport’s 35% interest	0.1	1.2	(88.1)%	0.6	2.4	(75.6)%

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WWI revenue was $33.6 million on 2,992 units for the quarter ended September 30, 2015, a decrease of 81.3% in revenue compared to the prior year. The reduction in WWI's results are primarily due to a slowdown of China's economy and the shrinking price spread between oil and natural gas, both of which negatively impacted the overall truck market, including WWI's natural gas truck market sales.

•	For the quarter ended September 30, 2015, gross margin percentage increased to 10.8% compared with 4.9% in the prior year due to product mix.

•	WWI reported operating income of $0.5 million for the quarter ended September 30, 2015, a decrease of 87.8% over the same period last year primarily due to lower units sold.

•	WWI's operating income attributable to Westport for the quarter ended September 30, 2015 was $0.1 million compared with $1.2 million in the prior year period.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net loss attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income from the joint ventures ("JVs").
The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss	$(37.4)	$(25.5)	$(75.1)	$(84.8)
Provision for income taxes	0.2	(0.7)	1.3	(0.4)
Depreciation and amortization	3.3	4.7	10.4	13.6
Interest expense, net	1.4	0.7	4.4	3.2
Non-cash and other unusual adjustments	27.4	—	33.0	0.9
Amortization of stock-based compensation	3.3	1.0	11.4	9.0
Unrealized foreign exchange gain	(8.0)	(2.2)	(12.1)	(2.5)
Total Adjusted EBITDA	$(9.7)	$(22.0)	$(26.7)	$(61.0)

		Adjustments
($ in millions)	Segment operating income	Westport's Share of Income from the JV	Stock based compensation and Non-Cash Adjustments	Adjusted EBITDA
Three Months Ended September 30, 2015
Operating Business Units	$(7.0)	$—	$5.2	$(1.8)
Corporate and Technology Investments	(18.3)	3.6	6.8	(7.9)
Total	$(25.3)	$3.6	$12.0	$(9.7)

Business Units Adjusted EBITDA (prior periods, for reference)

($ in millions)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Operating Business Units	$(1.8)	$(0.2)	$(1.4)	$(11.6)
Corporate and Technology Investments	(7.9)	(7.5)	(7.8)	(11.4)
Total Adjusted EBITDA	$(9.7)	$(7.7)	$(9.2)	$(23.0)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of forecasting Westport's total revenues and Adjusted EBITDA for 2015 and updating prior revenue and Adjusted EBITDA disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management’s Discussion and Analysis
To view Westport's full financials for the quarter ended September 30, 2015, please point your browser to the following link: http://www.westport.com/company/investors/financial

Supplementary Financial Information
To view unaudited historical financial information, please visit our Financial Information page. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended September 30, 2015 and Westport's full financials for the year ended December 31, 2014. The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Tuesday, November 10, 2015 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1847. The replay will be available until November 17, 2015. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the completion of, benefits and timing of the referenced merger with Fuel Systems Solutions, timing for delivery of HPDI components and integration, timing for and completion of non-core asset sales and strategic initiatives, revenue and cash usage expectations, the effect of the recent restructuring of our business, continued research and development investment, future of our development programs, Westport's expected actions and results relating to the key components of its strategy in 2015, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,  as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

For further information:
Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com